Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Aquila Rocky
Mountain Equity Fund (the "Fund") was held on July 15,
2008. The holders of shares representing 73% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Dollar Amount  of  Votes:

Trustee		For	Withheld


Tucker Hart Adams	$17,513,469	$85,664
Gary C. Cornia	$17,513,469	$85,664
Grady Gammage, Jr.	$17,513,469	$85,664
Diana P. Herrmann	$17,511,859	$87,273
Glenn O'Flaherty	$17,513,469	$85,664



2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

For			Against		Abstain

$17,255,782		$82,167		$261,183